NO ACT

DC
PO
1-4-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040654

Received SEC

FEB 19 2008

Washington, DC 20549

February 19, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-19-08

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Dresser-Rand Group Inc.
Incoming letter dated January 4, 2008

Dear Ms. Goodman:

This is in response to your letter dated January 4, 2008 concerning the shareholder proposal submitted to Dresser-Rand by the CWA/ITU Negotiated Pension Plan. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Enclosures

cc: Bill Boarman
Chairman
CWA/ITU Negotiated Pension Plan
831 S. Nevada Ave., Suite 120
Colorado Springs, CO 80903

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

January 4, 2008

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 22847-00003

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of CWA/ITU Negotiated Pension Plan*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Dresser-Rand Group Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders (collectively, the "2008 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from CWA/ITU Negotiated Pension Plan (the "Proponent").

Pursuant to Rule 14a-8(j), the Company has:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit additional

correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company's Board of Directors adopt a policy giving stockholders a "vote on an advisory resolution, to be proposed by [the] Company's management, to approve or disapprove the compensation of the named executive officers disclosed in the Summary Compensation Table of the proxy statement." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company hereby respectfully requests that the Staff concur in its view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance and is designed to result in a benefit to the Proponent or further a personal interest not shared with other stockholders at large.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(4) Because the Proposal Relates to the Redress of a Personal Claim or Grievance and Is Designed to Result in a Benefit to the Proponent Not Shared with Other Stockholders at Large.

Rule 14a-8(i)(4) permits the exclusion of stockholder proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other stockholders at large do not share. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). Moreover, the Commission has noted, "[t]he cost and time involved in dealing with" a stockholder proposal involving a personal grievance or furthering a personal interest not shared by other stockholders is "a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982). As explained below, the Proponent has "abuse[d] the security holder proposal process" by submitting a stockholder proposal related to the redress of a personal grievance against the Company and designed to pursue the Proponent's personal interest that is not shared with other Company stockholders.

The Proposal was submitted following a recent strike by the Electronic, Electrical, Salaried, Machine and Furniture Workers Local 313 at the Company's facility in Painted Post, New York. *See* Exhibit B. Local 313 is affiliated with the International Union of Electronic,

Electrical, Salaried, Machine and Furniture Workers-Communications Workers of America (IUE/CWA). *See* Exhibit C. IUE/CWA is the Industrial Division of CWA, whose website indicates that "members and locals can participate in one or more of the benefit trusts offered through CWA," including the Proponent. *See* Exhibit D. Moreover, according to its website, the Proponent is a "pension plan that is available to any bargaining unit of CWA [Communication Workers of America] looking for a good pension program." *Available at* http://www.cwaitu.com.

In newspaper articles and union literature discussing the strike, the union complains about the Company's executive compensation practices, including that they are the cause of the Company not taking on a greater portion of the burden of increased health care costs for the striking union members. For example, union leader Steve Coates has claimed that the Company "paid [the Company's Chief Executive Officer] over $30 million in bonuses last year after shoving a concessionary contract down the throats of the Wellsville workers. [The Company] paid other executives millions of dollars in bonuses as well . . . . For executives who make millions of dollars a year, I guess this health insurance is no big deal." Exhibit E. Moreover, a union press release claims that the Company "rewards the executives for persecuting the employees who make it rich. Dresser-Rand executives want to break Local 313 so that they can receive even larger payoffs." Exhibit F. Another union press release quotes a union leader as saying, "our members are well aware that the money Dresser-Rand saved at Wellsville went directly into the pockets of their top executives." Exhibit G. *See also* Exhibit H. Similarly, the Proponent's supporting statement repeats this grievance when it asserts that the Company pays "excessive compensation," a characterization that the Company strongly objects to. Thus, the Proposal is an attempt by the Proponent, on behalf of its affiliated labor union, to pursue its personal grievance against the Company and to further its personal interest regarding minimizing increased health care costs for certain workers, which the Proponent's affiliated labor union attributes in part to the Company's executive compensation practices.

In the past, the Staff has permitted exclusion of stockholder proposals submitted by labor unions under similar circumstances, finding them to be personal grievances (specifically union campaign tactics) submitted under the guise of legitimate stockholder proposals. For example, in *Dow Jones & Co., Inc.* (avail. Jan. 24, 1994), the Staff concurred with the exclusion of a stockholder proposal concerning executive compensation as being related to a personal grievance of the labor union-proponent. The company described several union publications in support of the company's claim that the proposal sought to address a personal grievance, namely "inducing Dow Jones to include a collective bargaining agreement on terms favorable to the [union-proponent]." Similarly, in *Core Industries, Inc.* (avail. Nov. 23, 1982), the Staff concurred with the exclusion of a stockholder proposal related to equal employment opportunity policies where the proponent represented a union attempting to organize against another company. The Staff stated, "despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to the all shareholders, the Proponent is using the proposal as one of many tactics designed to assist the Proponent in his objective as a union organizer." *See*

also Union Pacific Corp. (avail. Jan. 31, 2000) (permitting exclusion under Rule 14a-8(i)(4) of a stockholder proposal related to non-discriminatory pension policies as part of a plan by the proponent to achieve particular employment goals). As in these other cases, the Proposal is using the Rule 14a-8 process to further its grievance against the Company following the affiliated union's unsuccessful strike at one of the Company's facilities.

While in some recent situations the Staff has declined to find a stockholder proposal excludable under Rule 14a-8(i)(4), we believe that the instant circumstances are distinguishable. For example, in *Charles Schwab Corp.* (avail. Mar. 2, 2006), the Staff denied exclusion where the company cited as evidence of the labor union-proponent's motive allegations that individuals besides the proponent, namely "people *who we believe to be* representatives of the [p]roponent," voiced opposition and faxed numerous opposition letters to the company. (*emphasis added.*) Further, in *Charles Schwab Corp.*, the alleged grievance related to a particular issue—social security reform—as opposed to a grievance with the company. Here, as evidenced in Exhibits C-H, the Proponent is affiliated with the relevant labor union, and the Proposal's subject matter clearly relates to the Proponent's specific grievance with the Company, as noted in the union press releases quoted above. The Proposal also is distinguishable from the stockholder proposal at issue in *Cintas Corp.* (avail. July 6, 2005), in which the Staff declined to permit exclusion where the company claimed the stockholder proposal was another organizing tactic by the labor union-proponent. The proposal in *Cintas Corp.*, however, sought an independent chairman for the board of directors, while the labor union-proponent's grievance was with the company's failure to allow labor union organization. Here, there is a direct correlation between the personal grievance and the Proposal, as evidenced by the union's comments linking the Company's executive compensation practices and increased health care costs for certain workers. *See also Nabors Industries Ltd.* (avail. Apr. 4, 2005) (denying exclusion where the topic of the stockholder proposal was unrelated to the union's grievance). *But see, e.g., Marriott International, Inc.* (avail. Mar. 19, 2002).

The Staff consistently has taken the position that a stockholder proposal may be excluded pursuant to Rule 14a-8(i)(4) as involving the redress of a personal claim or grievance when the proposal is used as an alternative forum to press claims that a proponent has asserted in litigation against the company. *See, e.g., General Electric* (avail. Jan. 9, 2006); *Schlumberger Ltd.* (avail. Aug. 27, 1999); *Station Casinos, Inc.* (avail. Oct. 15, 1997). In the instant case, the strike against the Company is analogous to litigation: the union attempted to settle its grievance with the Company through a strike and filed claims against the Company with the National Labor Relations Board, and an affiliated pension fund who shares this grievance now seeks to further it by submitting the Proposal.

While on its face the Proposal may involve a matter of general interest to all stockholders, the Proposal is excludable as a personal grievance as demonstrated by Staff precedent. *See Texaco Inc.* (avail. Mar. 18, 1993); Exchange Act Release No. 19135 (Oct. 14, 1982) (stating that stockholder proposals phrased in broad terms that "might relate to

matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest"). For example, in *MGM Mirage* (avail. Mar. 19, 2001), a stockholder proposal that would have required the company to adopt a written policy regarding political contributions and furnish a list of any of its political contributions was found to be excludable under Rule 14a-8(i)(4) where the proponent had filed a number of lawsuits against the company based on its decisions to deny the proponent credit at the company's casino and to bar the proponent from the company's casinos. *See also Sara Lee Corp.* (avail. Aug. 10, 2001) (permitting the company to omit a stockholder proposal regarding a policy for pre-approval of certain types of payments where the proponent had a personal interest in a subsidiary that the company had sold and where the proponent participated in litigation related to the subsidiary and directly adverse to the company).

As in each of those cases, the Proponent is using the Proposal as a tactic to seek redress for a personal grievance. The Proposal was submitted by the pension fund affiliated with the labor union that led the strike against the Company. Moreover, the Proposal requests action with respect to executive compensation, which during the strike the affiliated union specifically criticized as being an impetus for the Company insisting on higher health care costs for certain workers. The cost of health care for certain workers (which the union affiliated with the Proponent claims is related to the Company's executive compensation practices) is not a matter of general interest for the stockholders generally. Thus, the Proposal seeks a benefit that is a personal, financial interest not shared with other stockholders. *See* Exchange Act Release No. 19135 (Oct. 14, 1982) (a proposal is excludable under the predecessor to Rule 14a-8(i)(4) if it is used to give the proponent some particular benefit or to accomplish objectives particular to the proponent).

We note that the Commission recently promulgated amendments to the federal proxy rules under the Securities Exchange Act of 1934 to facilitate the use of electronic shareholder forums, which we believe represent a more appropriate forum than the Rule 14a-8 stockholder proposal process for the Proponent to air its grievance with the Company. The new rules "are expected to open up new avenues for real-time communications among shareholders, and between shareholders and the companies they own." Press Release 2007-247 (Nov. 28, 2007). Moreover, electronic shareholder forums provide "another venue for interested investors to share thoughts and ideas with company management and among themselves." Press Release 2007-247 (Nov. 28, 2007). Rather than "abuse . . . the security holder proposal process" with a personal grievance, the Company believes that the Proponent should more appropriately bring its concerns to the Company and other stockholders through other means, such as an electronic shareholder forum. *See* Exchange Act Release No. 56160 (Jul. 27, 2007) (discussing the electronic shareholder forum and noting that "the proxy system may not be the only, or the most efficient, means of shareholder communication with management on purely advisory matters").

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Mark F. Mai, the Company's Vice President, General Counsel and Secretary, at (713) 973-5356.

Sincerely,

Amy L. Goodman

Enclosures

cc: Mark F. Mai, Dresser-Rand Group Inc.
Tony Daley, CWA Research Department

100362390_7.DOC

EXHIBIT A

NPP

CWA / ITU Negotiated Pension Plan

831 S. Nevada Ave., Suite 120
Colorado Springs, CO 80903
(719) 473-3862 Fax (719) 473-3134

William J. Boarman, Chairman
Martin P. Dillon, Secretary
John Foss, Administrator

VIA Fax & Overnight Mail

December 6, 2007

Randy D. Rinicella
Vice President, General Counsel and Secretary
Dresser-Rand Group, Inc.
1200 West Sam Houston Parkway North
Houston, TX 77043

Re: Submission of Shareholder Proposal

Dear Mr. Rinicella:

On behalf of the CWU/ITU Negotiated Pension Plan ("NPP"), we hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Dresser-Rand Group, Inc. ("DRC") proxy statement to be circulated to DRC shareholders in conjunction with the next annual meeting of shareholders in 2008. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

NPP is a beneficial holder of DRC common stock with market value in excess of $2,000 held continuously for more than a year prior to this date of submission. We can supply proof of such holdings upon request.

NPP intends to continue to own DRC common stock through the date of DRC's 2008 annual meeting. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of stockholders. Please direct all communications regarding this matter to Mr. Tony Daley, CWA Research Department, at 202-434-9515.

Sincerely,

Bill Boarman

Bill Boarman
Chairman

WJB:lt

Enclosure

Shareholder Proposal

Resolved: The shareholders of Dresser-Rand Group Inc. request that the Board of Directors adopt a policy that shareholders will be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Company's management, to approve or disapprove the compensation of the named executive officers disclosed in the Summary Compensation Table of the proxy statement. The board should provide appropriate disclosures to ensure that shareholders understand that the vote is advisory and will neither abrogate any employment agreement nor affect any compensation already paid or awarded.

Supporting Statement

In our view, existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with adequate means for communicating their views on senior executive compensation to boards of directors. In contrast, in the United Kingdom, shareholders of public companies are permitted to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote is not binding, but it gives shareholders an opportunity to communicate views in a manner that could influence senior executive compensation.

"Say on Pay" in the U.K., we believe, serves a constructive purpose. A study by the Yale School of Management found that the resulting dialogue between boards and shareholders appeared to moderate pay increases, enhance the ability of compensation committees to stand up to insider pressures, and add legitimacy to the executive compensation process. [Stephen Davis, "Does 'Say on Pay' Work?" Millstein Center for Corporate Governance and Performance, Yale, 2007]

U.S. stock exchange listing standards currently require shareholder approval of equity-based compensation plans. However, those plans give compensation committees broad discretion in making awards and establishing performance thresholds. Also, the performance criteria submitted for shareholder approval are generally stated in broad terms that, in our view, do not effectively constrain compensation.

Under the circumstances, we do not believe shareholders have an adequate mechanism for providing feedback with respect to the application of those general criteria to individual pay packages. [See Lucian Bebchuk & Jesse Fried, Pay Without Performance (2004), p. 49.] While withholding votes from compensation committee members who stand for reelection is an option, we believe that course is a blunt and insufficient instrument for registering

dissatisfaction with the way compensation committees have administered compensation plans and policies.

Our CEO received compensation in excess of $12.1 million in 2006. This proposal looks to the future and would give shareholders a voice that could help assure that such excessive compensation does not continue. The annual "Say on Pay" would also provide a focus for media scrutiny that could assist in bringing about more reasonable compensation practices.

We urge Dresser-Rand's board to allow shareholders to express their opinion about senior executive compensation by establishing an annual shareholder "Say on Pay." We believe the results of such a vote would provide our Board with useful information about whether shareholders view the company's senior executive compensation, as reported each year in the proxy statement, to be appropriate.

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

December 13, 2007

Direct Dial
(202) 955-8287

Fax No.
(202) 530-9631

Client No.
C 22847-00007

VIA OVERNIGHT MAIL
William J. Boarman
CWU/ITU Negotiated Pension Plan
831 S. Nevada Ave., Suite 120
Colorado Springs, CO 80903

Dear Mr. Boarman:

I am writing on behalf of Dresser-Rand Group Inc. (the "Company"), which received on December 6, 2007, a stockholder proposal from the CWU/ITU Negotiated Pension Plan (the "Plan") regarding a stockholder advisory vote on executive compensation for consideration at the Company's 2008 Annual Meeting of Stockholders (the "Proposal").

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Plan is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Plan has satisfied Rule 14a-8's ownership requirements as of the date that the proposal was submitted to the Company.

To remedy these defects, the Plan must submit sufficient proof of its ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Plan's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, the Plan continuously held in the aggregate the requisite number of Company shares for at least one year; or

- if the Plan has filed with the Securities and Exchange Commission ("SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Plan continuously held the required number of shares for the one-year period.

The SEC's rules require that responses to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Mark F. Mai, Vice President, General Counsel & Secretary, Dresser-Rand Group Inc., 1200 W. Sam Houston Parkway N., Houston, Texas 77043. Alternatively, you may send your response to Mr. Mai via facsimile at (713) 973-5323. If you have any questions with respect to the foregoing, please feel free to contact me at (202) 955-8287.

For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Elizabeth A. Ising

cc: Mark F. Mai, Dresser-Rand Group Inc.

EAI/smw
Enclosure

100352840_2.DOC

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

   (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

   (ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

   (iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

   (i) The proposal;

   (ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   (iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?** Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

BNY MELLON
ASSET SERVICING

US Securities Services

VIA FAX AND MAIL
December 17, 2007

Mark F. Mai
Vice President
General Counsel & Secretary
Dresser-Rand Group Inc.
1200 W. Sam Houston Parkway N
Houston, Texas 77043

Gentlemen:

As Custodian for the CWA/ITU Negotiated Pension Plan, as of December 6, 2007 the Plan continuously held in the aggregate at least $2,000 in market value of shares of Dresser-Rand Group Inc. for at least one year.

Sincerely,

Caryn D. Digiose
Assistant Vice President

cc: J. Foss, CWA/ITU Negotiated Pension Plan

EXHIBIT B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): December 2, 2007

Dresser-Rand Group Inc.

(Exact name of registrant as specified in its Charter)

Delaware	001-32586	20-1780492
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1200 W. Sam Houston Parkway N., Houston, Texas	77043
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (713) 467-2221

Not Applicable
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On December 2, 2007, Dresser-Rand Group Inc. ("Dresser-Rand" or the "Company") (NYSE: DRC) reported that it began an orderly process of calling bargaining unit employees back to work after a 17 week work stoppage involving approximately 400 employees at its Painted Post facility in New York State. On November 29, 2007, the Company announced that, after reaching impasse in its negotiations with IUE-CWA Local 313, it was implementing the terms of its last offer and inviting bargaining unit employees to return to work. The union offered, on behalf of its membership to end the strike by unconditionally offering to return to work under the terms of the implemented company offer. The company has released its temporary workforce.

A copy of the related press release, dated December 2, 2007, is attached hereto as Exhibit 99.1. All information in the press release is furnished ai not be deemed "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that Section, and shall deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent the Company specificall incorporated it by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits. The following exhibit is furnished with this current report:

Exhibit No.	Document
99.1	Press Release of Dresser-Rand Group Inc. dated December 2, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DRESSER-RAND GROUP INC.

Date: December 2, 2007

By: /s/

Name: Mark F. Mai
Title: Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Document
99.1	Press Release of Dresser-Rand Group Inc. dated December 2, 2007

EXHIBIT 99.1

Dresser-Rand ' s Bargaining Unit Employees are Returning to Work at Painted Post

HOUSTON, Dec. 2 /PRNewswire-FirstCall/ -- Dresser-Rand Group Inc. ("Dresser-Rand" or the "Company") (NYSE: DRC) reported today that it began an orderly process of calling bargaining unit employees back to work after a 17 week work stoppage involving approximately 400 employees at its Painted Post facility in New York State. On November 29, 2007, the Company announced that, after reaching impasse in its negotiations with IUE-CWA Local 313, it *was implementing the terms of its last offer and inviting bargaining unit employees to return to work.* The union offered, on behalf of its membership to end the strike by unconditionally offering to return to work under the terms of the implemented company offer. *The company has released its temporary workforce.*

According to Dan Meisner, "Total production from all sources is expected to continue at pre-strike levels as we replace temporary workers and subcontracted work with returning employees. Approximately 75 employees are expected to return to work on Tuesday, December 4. Additional employees will be scheduled to return to work over the next few days and weeks as we identify and fill vacancies. We look forward to the return of our employees. "

Doug Rich, Director of Operations, said, "We recognize that this has been a difficult situation for all of us that have been affected by the work stoppage -- our employees who have been on strike and their families, the Painted Post community and our salaried and new employees who have been working tremendous hours to continue providing uninterrupted service to our clients. We now have an opportunity to move forward and forge a bright future by working together in an environment of mutual respect, cooperation and teamwork. "

Dresser-Rand is among the largest suppliers of rotating equipment solutions to the worldwide oil, gas, petrochemical, and process industries. The Company operates manufacturing facilities in the United States, France, Germany, Norway and India, and maintains a network of 27 service and support centers covering more than 140 countries.

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements concerning the Company's plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends, executive compensation and other information that is not historical information. The words "anticipates," "believes," "expects," "intends," and similar expressions identify such forward-looking statements. Although the Company believes that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include, among others, the following: material weaknesses in its internal controls; economic or industry downturns; its inability to implement its business strategy to increase aftermarket parts and services revenue; competition in its markets; failure to complete or achieve the expected benefits from, any future acquisitions; economic, political, currency and other risks associated with international sales and operations; loss of senior management; the Company's brand name may be confused with others; environmental compliance costs and liabilities; failure to maintain safety performance acceptable to its clients; failure to negotiate new collective bargaining agreements; ability to operate as a stand-alone company; unexpected product claims and regulations; and infringement on its intellectual property or infringement on others' intellectual property. These and other risks are discussed in greater detail in the Company's filings with the Securities and Exchange Commission at www.sec.gov. Actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements. The Company can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them does, what impact they will have on results of operations and financial condition. The Company undertakes no obligation to update or revise forward-looking statements, which may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. For information about Dresser-Rand, go to its website at www.dresser-rand.com.

DRC-FIN

SOURCE Dresser-Rand Group Inc.

EXHIBIT C

Locals

A listing of all CWA Locals is below. You can use the drop-down menus to the right to sort the locals.

District Any
State NY
Sector IUE
Submit

Local 1139
South Glens Falls, NY
Website:
Phone: 518-192-0290
Fax: 518-747-2533

Local 1701
Endicott, NY
Website: http://allianceibm.org/
Phone: 607-658-9285
Fax: 607-658-9283

Local 81045
Jamestown, NY
Website:
Phone:
Fax:

Local 81076
Jamaica, NY
Website:
Phone:
Fax:

Local 81101
Clifton Park, NY
Website:
Phone:
Fax:

Local 81102
Astoria, NY
Website:
Phone:
Fax:

Local 81300
Solvay, NY
Website:
Phone:
Fax:

Local 81301
Schenectady, NY

Website:
Phone:
Fax:

Local 81302
Cohocton, NY
Website:
Phone:
Fax:

Local 81303
Burnt Hills, NY
Website:
Phone:
Fax:

Local 81304
N. Tonawanda, NY
Website:
Phone:
Fax:

Local 81311
Elmira, NY
Website:
Phone:
Fax:

Local 81313
Painted Post, NY
Website:
Phone:
Fax:

Local 81319
East Syracuse, NY
Website:
Phone:
Fax:

Local 81320
Liverpool, NY
Website: http://local320.com/
Phone:
Fax:

Local 81321
Altmar, NY
Website:
Phone:
Fax:

Local 81323
Rochester, NY
Website:
Phone:
Fax:

Local 81326
Lancaster, NY
Website:
Phone:
Fax:

Local 81327
Hudson, NY
Website:
Phone:
Fax:

Local 81331
North Chili, NY
Website:
Phone:
Fax:

Local 81336
Springville, NY
Website:
Phone:
Fax:

Local 81337
Rochester, NY
Website:
Phone:
Fax:

Local 81340
Bolivar, NY
Website:
Phone:
Fax:

Local 81347
Lancaster, NY
Website:
Phone:
Fax:

Local 81349
Mayville, NY
Website:
Phone:
Fax:

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EXHIBIT D

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Communications Workers of America

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Home > Members > Benefits and Discounts

Member Benefits

Contents:

Union Plus

Union Plus was created by the AFL-CIO in 1986 to help unions recruit and retain members and to provide union members and their families with high-quality consumer benefits and services.

Union Plus
Working For Working Families

Each program is carefully researched and developed by a team of experts. They do all the homework and negotiate the best deals using the financial clout of the more than 13 million members represented by AFL-CIO unions. Through this affiliation, Union Privilege is able to offer benefits of much greater value and quality than members can generally get on their own. Because Union Privilege carefully monitors each program, members get prompt, courteous service and high-quality benefits -- as well as help in resolving any problems.

Visit the Union Plus Benefits page for detailed summary of some great union negotiated discounts on a wide variety of goods and services.

- CWA Union Plus Mortgage: Mortgage Assistance Helps CWA Member Shoulder Mortgage Payments While Disabled

CWA Pension and Trusts

CWA members and locals can participate in one or more of the benefit trusts offered through CWA. Click on the link below to read more about each plan or trust.

- CWA/ITU Negotiated Pension Plan (NPP)
- IUE-CWA Pension Fund
- CWA Savings & Retirement Trust (CWA S&RT)
- CWA National Education & Training Trust
- AFL-CIO Housing Investment Trust's Hit Home Program

CWA/ITU Negotiated Pension Plan (NPP)

The CWA/ITU Negotiated Pension Plan (NPP) is a multi-employer, defined benefit pension plan that is available to any CWA bargaining unit. It is funded by employer contributions negotiated in the contract. The Plan was started in 1968 and has paid over $1 billion in benefits. For more information about NPP on our Web site, click here.

Contact Information:
CWA/ITU Negotiated Pension Plan
831 S. Nevada Ave., Ste. 120
Colorado Springs, CO 80903
Toll-free (877) 429-2488

IUE-CWA Pension Fund

The IUE-CWA Pension Fund site provides plan information for participants and their beneficiaries about the IUE-CWA Pension Fund and 401(k) Plan. The IUE-CWA Pension Fund and 401(k) Plan are union sponsored multi-employer retirement plans provided for the members of IUE-CWA and other unions members affiliated with the Communications Workers of America, AFL-CIO. Click here to go to their site.

IUE-CWA Pension Fund
1460 Broad Street -
Bloomfield, NJ 07003

CWA Savings and Retirement Trust

The CWA Savings and Retirement Trust is a Taft-Hartley, multi-employer savings plan available to collectively bargained employers as well as to Local officers and employees. Depending upon the bargaining agreement, the plan allows participants to save money on a pre-tax or post-tax basis and invest it among a broad array of mutual funds. The plan features 20 different no-load mutual funds and 6 pre-allocated lifestyle portfolios. The plan features 24-hour telephone access as well as a fully functioning Internet Web site, that offers account management as well as educational tools. You can find out more about the CWA Savings and Retirement Trust by visiting www.cwasrt.com or by calling the Trust offices at 1-800-987-0721.

CWA National Education & Training Trust

This Trust coordinates our apprenticeship and employment center referral projects. Certification and training update programs will also be provided through the Trust. We recently opened our first center in Fremont, California; and we expect to open the Cleveland, Ohio center this fall. Other CWA training sites will be considered based on the interest of employers and local representatives, provided methods can be put in place to fund our efforts. We currently have

approximately 150 apprentices working for US West, and about 40 working through a multi-employer arrangement in Northern California.

AFL-CIO Housing Investment Trust: Hit Home

The AFL-CIO Housing Investment Trust (the Trust), is an investment company for Taft-Hartley and public pension plans. It manages assets of over $3.6 billion. The Trust finances the development of multi- and single-family residential real estate projects around the country, principally through the purchase of mortgage-backed securities. It has financed the construction of more than 70,000 housing units and provided over $4 billion of financing for housing projects nationwide.

The Trust sees its close relationship with cities as key to achieving important labor investment goals, which include identifying prudent investment opportunities and making investments that fund affordable housing developments, foster community development, and create union jobs. The Trust works closely with mayors, local and state housing finance agencies, city housing authorities and public and private development organizations to address critical urban housing and community development needs.

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CWA *the Union for the Information Age*

501 3rd Street NW, Washington, DC 20001
(202) 434-1100
Contact Us

EXHIBIT E

The LEADER

D-R talks break off

Union: Company won't budge on deal

BY SARAH GROSSMAN
sgrossman@the-leader.com

PAINTED POST | Contract talks between officials from Dresser-Rand and the union that represents about 415 of its employees broke down Tuesday morning without any major breakthroughs.

Also, there are no plans to return to the bargaining table in the near future, officials said.

Negotiations began at 9 a.m. Monday and continued until 12:30 a.m. Tuesday. They resumed Tuesday morning but ended around 10 a.m. It was the third time the two sides have met since the strike began nearly two months ago.

On Monday, the union presented a new, comprehensive proposal to the company, said Steve Coates, president of the Electronic, Electrical, Salaried, Machine, and Furniture Local 313. The company then refused to make a counterproposal, he said.

"We told the company that we were prepared to compromise," he said. "Our comprehensive proposal included our agreement to a number of things that the company wanted. Unfortunately, the company refused to move on a single item."

Dan Meisner, company spokesman, confirmed D-R received a proposal Monday but said it "fell very short of expectations."

The union began picketing the company two months ago, claiming D-R committed

SEE D-R | 10A

D-R

Continued from 1A

unfair labor practices during negotiations for a new contract.

A major sticking point throughout negotiations has been the cost of health insurance.

The union contends the company's proposed plan would impose enormous out-of-pocket costs on workers while reducing benefits.

Coates said the maximum cost for a family in the company plan, for "in network" care, would increase from $800 per year to $5,250 in the first year of the contract. It would then jump to $7,000 in the final year of a three-year contract.

"The company paid CEO Vince Volpe over $30 million in bonuses last year after shoving a concessionary contract down the throats of the Wellsville workers," Coates said. "They paid other executives million of dollars in bonuses as well. For our members, the increased health care costs would eat up the raises the company offered within months if we accept their offer. For executives who make millions of dollars a year, I guess this health insurance is no big deal."

Meisner said the company will continue with its contingency plan. Since the strike began, D-R has outsourced some of the work and used temporary workers at the plant, he said.

The company also began hiring permanent replacement workers following a negotiation meeting it had with the union on Sept. 6. D-R has hired 45 permanent replacement workers so far and will continue to hire more.

But despite ending on a bad note Monday, both sides said they are interested in picking negotiations back up in the future.

D-R has plants in Painted Post, Wellsville and Olean.

In other news:

■ Dresser-Rand and the union will be back in Steuben County Court today over an injunction the company filed to limit the number and some of the behaviors of the strikers, Meisner said. The two sides met in court a week ago after Judge Marianne Furfure told them to try to compromise on their own.

"Those discussions have gone on since last Wednesday and there were some agreements made," he said.

However, some of the main points of contention, including the issue of picketers blocking traffic, met no resolution.

"We met their concerns but they weren't satisfied," Coates said. "The company wanted all or nothing on the picket line."

Furfure gave the two sides until today to reach a consensus but will have to deliberate on some of the items in the injunction, Meisner said.

EXHIBIT F

For Immediate Release

DRESSER-RAND COMPANY
PROVOKES LOCAL 313, IUE-CWA TO
ENGAGE IN AN UNFAIR LABOR PRACTICE STRIKE

August 4, 2007
3:00 a.m.

Negotiations between Local 313, IUE-CWA and Dresser-Rand broke down this morning at 2:15 a.m. The Company's negotiators refused to make any meaningful movement on any of the Union's proposals. Union president Steve Coates said, "we were explaining to the company's negotiators that their proposed health plan was unacceptable to the members and that our members simply could not afford the enormous costs that the plan imposed. The company's chief spokesman, Louis DiLorenzo, replied 'your members don't have the fucking balls to strike, they won't strike over this health plan.'" At that point, the meeting ended. DiLorenzo is the managing partner of the law firm of Bond, Schoeneck & King. The law firm's phone number is 646-253-2300.

Steve Coates said, "this company has seriously underestimated the resolve of our members. They acted to provoke this strike in an effort to break this union. They knew how upset our members were with the proposed health plan. Yet at the eleventh hour, they proposed a worse health plan than they proposed two days earlier." At 4:30 p.m. on August 3, 2007, the Company proposed that employee out of pocket expenses would increase in each year of the contract. The company's prior proposals did not include these increased expenses in each year of the contract.

Dresser-Rand's profits doubled in the second quarter of this year. It has recently received over $1 billion in new contracts.

In January 2006, Dresser-Rand imposed a concessionary contract on their employees at their Wellsville plant that resulted in a 20% across the board pay cut for all employees, and a 37% overall decrease in pay and benefits. Soon thereafter, Dresser-Rand CEO Vince Volpe received a $12 million bonus. Dresser-Rand's Vice-President and Chief Administrative Officer, Elizabeth Powers, received a $900,000 bonus at the same time. Later in the year, Volpe received $21.8 million from the proceeds of a sale of common stock. Overall, at least seven executives received multi-million dollar payments. This is a company that rewards its executives for persecuting the employees who make it rich. Dresser-Rand executives want to break Local 313 so that they can receive even larger payoffs.

Although Local 313 agreed to many of Dresser-Rand's proposals to change the contract in an effort to respond to their desire to have more flexibility, the company always wanted more. Glenn Painter, Local 313's chief steward and a member of the negotiation committee, said, "the company missed an opportunity to enter into a partnership with this union and its members, who would have gladly embraced the company's plans to move forward. Instead, our sincere attempts at compromise were met with the hostility and contempt that the rich and arrogant reserve for working people."

Brian Preston, the union's picket captain, said "our members will not accept this unfair contract and are determined to strike until the company stops its unfair labor practices and gives us a fair contract."

EXHIBIT G

For Immediate Release

LOCAL 313, IUE-CWA AND DRESSER-RAND
NEGOTIATIONS END WITHOUT AGREEMENT

November 7, 2007

Negotiations between Local 313, IUE-CWA and Dresser-Rand ended today without an agreement. Little progress has been made because Dresser-Rand refuses to make any movement. Local 313 President Steve Coates said, "Since the strike began, Dresser-Rand has not moved on any of its proposals, except backwards. We have made numerous counter-proposals, and Dresser-Rand has not made a single counter-proposal."

Local 313 members at Dresser-Rand are well aware that, last year, Dresser-Rand imposed a concessionary contract on its employees at the Wellsville, NY under the threat of closing the plant if they did not accept the contract. The contract contained approximately $13 million in concessions. Soon after the Wellsville contract went into effect, Dresser-Rand paid its CEO Vincent Volpe a $12.1 million bonuses, and Elizabeth Powers, its VP and Chief Administrative Officer, approximately $900,000 in bonuses. Local 313 Chief Steward Glenn Painter said, "our members are well aware that the money Dresser-Rand saved at Wellsville went directly into the pockets of their top executives. We are not willing to have our pockets picked." Volpe collected over $30 million in bonuses last year.

Dresser-Rand has refused to bargain over the design of their health insurance plan. Most troubling to the Union is the proposal to shift out of pocket expenses from the company to the members. In some cases, before the end of the contract, some employees will have annual out of pocket expenses as high as $10,000.

While Dresser-Rand is claiming that it has had success hiring replacement workers, the truth is that their success has been very limited. Dresser-Rand provided Local 313 with a list of the replacement workers, as well as their job titles and other personal information. The documents show that Dresser-Rand has only been able to hire 69 replacements, and has already discharged six of them. Of the remaining 63 replacement workers, only 12 are machinists. Without skilled machinists, Dresser-Rand will be unable to run the plant.

Dresser-Rand has incurred losses of $20 to $30 million as a result of the strike. The losses are expected to mount because it is believed that the company's inventory is depleted.

Contact: Steve Coates, 607-962-7921

EXHIBIT H



IUE-CWA
Industrial Division of the Communications Workers of America



415 Members Enter Fourth Week on Strike at Dresser-Rand

September 2, 2007

Printer Friendly

Company wants to quadruple health care costs

Painted Post, N.Y.

A proposal to quadruple health care costs was the final straw for 415 members at Dresser-Rand who hit the streets August 4 after 93 percent voted to strike two days earlier.

Though changes to overtime pay and unlimited subcontracting were problems for the workers, it was the company's unfair labor practices, including a regressive move on health care, that led to the strike.

"Our members simply could not afford the enormous costs that the original plan imposed," said Local 313 President Steve Coates.

And then the company decided to make the plan even more expensive, proposing yearly increases in out-of-pocket costs just hours before the contract expired.

The out-of-pocket expenses would exceed all proposed wage increases by the second year of any new contract.

"This company seriously underestimated the resolve of our members. They acted to provoke this strike in an effort to break this union," said Coates. "They knew how upset our members were with the proposed health care plan. Yet at the eleventh hour, they proposed an even worse health plan."

For member Roger Watkins, his costs would jump from $1,500 to $8,000 under the proposed plan, which includes a $2,500 deductible and high premium costs. "If you have a high deductible and poor coverage, you just do not go for treatment unless you are at death's door," said Watkins.

The company also wants to eliminate company-paid medical for retirees age 62-65. This change would harm some 200 retirees who are growing into the medical coverage.

Yet at the same time Dresser-Rand has been enjoying record profits, with earnings in the second quarter at $26.2 million, or more than double profits from the same quarter last year. The company has a $1.6 billion backlog of orders.

Last year Dresser-Rand CEO Vince Volpe received a $12 million bonus.

"Corporate greed is going to ruin the United States," said member John Abbey. "So we might as well stand tall now and not have to worry so much in the future."

Though the company hired scabs, production at the industrial compressor plant has plummeted.

Community backing has been outstanding. Some businesses are giving strikers discounts when they wear their strike buttons.

An August 11 rally in front of the plant turned out several hundred union and community supporters.

In addition to the traditional car horn honking, strikers are getting more tangible support.

"Neighbors brought us pizza and drinks and iced tea," said member Jim Jelliff. Other supporters grilled sausages and onions for those on the picket line.

National Labor Relations Board charges have been filed. Despite attempts at mediation there have been no further talks.

"Our members will not accept this unfair contract, and are determined to strike until the company stops its unfair labor practices," promised member Brian Preston.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dresser-Rand Group Inc.
Incoming letter dated January 4, 2008

The proposal requests that the board adopt a policy that shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution to approve or disapprove the compensation of the named executive officers set forth in the Summary Compensation Table of the company's proxy statement.

We are unable to concur in your view that Dresser-Rand may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Dresser-Rand may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

William A. Hines
Special Counsel

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